SearchMedia Holdings Limited

Floor 13, Central Modern Building

468 Xinhui Road

Shanghai, China 200060

April 12, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and

Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	SearchMedia Holdings Limited

Form 20-F for the fiscal year ended December 31, 2010

Filed June 30, 2011

Response dated March 13, 2012

File No. 333-158336

Dear Mr. Spirgel:

We hereby respond to the Staff’s comment letter, dated March 26, 2012, regarding the Company’s Form 20-F for the year ended December 31, 2010 (the “20-F”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.

Form 20-F for the Fiscal Year Ending December 31, 2010

General

1.	We note that in your response letter filed as correspondence on EDGAR on March 13, 2012, that you indicate that you will provide the supplemental disclosure in future filings. Please note our comments primarily requested revision and filing of an amended Form 20-F. Please confirm that at upon the compliance with comments issued during this review, you will file an amended Form 20-F including all revised disclosure as appropriate.

As discussed on our call with the Staff, the Staff will consider whether an amended Form 20-F will be required after its review of the Company’s responses to these comments. As such, the Company understands that references to “future filings” in this response letter may include an amended Form 20-F.

Larry Spirgel

Assistant Director

April 12, 2012

Risk Factors, page 6

Unauthorized use of our intellectual property by third parties, and the expenses..., page 13

2.	We note your response to comment 3 from our letter dated February 22, 2012. Please revise your disclosure to state with specificity, the process for registering in China the “SearchMedia” trademark and logo used in your business, the steps and process involved with the registration of each, the actions and dates of your registration steps to date and an outline with time frame for completion of same. In this discussion, please include all relevant PRC rules, regulations, circulars and entities involving same and any challenges to the registration of the trademark and logo that could compromise your ability to register them for your use.

In response to the comment, in future filings we will add the following disclosure.

Under Trademark Law (amended in 2001) of China, the required process for successful registration of a trademark consists of the following steps:

1)	The Company would determine whether there is an identical or similar trademark in the advertisement industry in the Chinese trademark data system;

2)	The Company would submit the trademark application documents to the Chinese trademark authority;

3)	If the trademark application documents are accepted, the Chinese trademark authority would issue a notice on pre-approval of the trademark and would make a public announcement of the pre-approval of the trademark; and

4)	Although anyone can make an objection within three months after public announcement of the trademark pre-approval, if no objection has been initiated by the expiration of that three month period, the Chinese trademark authority will issue a trademark certificate to the applicant and will make a public announcement of the trademark certificate.

With regard to the SearchMedia trademark registration, the Company completed step (1) of the process by the end of 2010. However, after further review, the Company does not consider the “SearchMedia” trademark essential to our advertising agency business, hence we have suspended the trademark application.

Larry Spirgel

Assistant Director

April 12, 2012

3.	We note your disclosure that “some of [y]our pending applications or registrations may be successfully challenged or invalidated by others.” Please expand your disclosure to explain if there are any other pending applications or registration separate from your registration of the SearchMedia trademark and logo used in your business and discuss any challenges to them or invalidation attempts by third parties.

In response to the comment, we respectfully advise the Staff that we have no other pending applications or registrations of trademarks except for the “SearchMedia” trademark application which is currently suspended. We will revise our disclosure accordingly in future filings.

Item 4. Information on the Company, page 24

History and Development, page 24

4.	We note your response to comment 11 from our letter dated February 22, 2012. Please revise your disclosure to include your response to comment 11 from your response dated March 13, 2011. Additionally, provide full and complete explanation of any entities you control or use as part of your operations including inactive entities.

In response to the comment, in future filings, we will include Great Talent Holdings Ltd. (“Great Talent”) in the organization structure chart as an inactive entity along with the disclosure describing Great Talent as follows.

Great Talent Holdings Ltd., (“Great Talent”), a Hong Kong company, was established by SearchMedia International in early 2008. SearchMedia International originally intended to utilize this entity for tax planning purposes. In April 2008, SearchMedia International acquired Ad-Icon Company Limited (HK) and determined not to use Great Talent for tax planning purposes. As such, Great Talent has remained inactive since it was established.

Our Business, page 26

General

5.

We note your response to comment 12 from our letter dated February 22, 2012 including how the majority of your media assets are poster frames “owned by business partners.” Please tell us more about these business partners including who they are, whether you control these entities, have any related party relationships with those

Larry Spirgel

Assistant Director

April 12, 2012

individuals or entities that do control these business partners and whether there are written agreements in place governing these relationships. Further, disclose any potential conflict or competing interest stemming from you selling both SearchMedia Holdings’ and other business partners’ in-elevator media assets as an agent to both. Describe the assets you sell for the parties involved. Revise your disclosure accordingly.

In response to the comment, we respectfully advise the Staff that our business partners are independent local poster frame media operators at multiple second tier and third tier cities. We do not have ownership interests with these business partners and we have no related party relationships with them. We signed business cooperative agreements with the business partners located in all major cities where we do not own media assets. When our clients establish multi-city advertising campaigns through the Company, we resell our business partners’ in-elevator media assets as an agent. Since our business partners are located in cities where we do not own media assets, we have no material conflict of interest or competing interest resulting from selling our business partners’ in-elevator media assets as an agent.

Liquidity and Capital Resources, page 54

6.	We note your response to comment 17 from our letter dated February 22, 2012. Revise to include the contingent consideration table with reference to specific acquisitions, adding a column for contingent consideration paid up to December 31, 2010 as requested in our original comment.

In response to the comment, we respectfully advise the Staff that all contingent consideration paid through December 31, 2010 was paid in cash. No stock payments were made. We will include the following revised table:

		Total contingent consideration and paid up to December 31, 2010		Consideration payable as of December 31, 2010
Acquired Entity	Date Acquired	Contingent consideration	Consideration paid in cash	Consideration payable	Payable in cash	Payable in stock
Xinshichuang	1-Jan-08	$1,148	$981	$167	$167	$—
Jincheng	1-Jan-08	1,058	997	61	61	—
Kaixiang	1-Jan-08	15,396	7,423	7,973	3,953	4,020
Wanshuizhiyuan	1-Jan-08	10,554	8,996	1,558	—	1,558
Shenyang Jingli	1-Jan-08	17,221	15,853	1,368	—	1,368
Haiya	1-Feb-08	8,536	5,662	2,874	1,120	1,754
Botang	1-Apr-08	33,304	32,302	1,002	—	1,002
HK Ad-icon	1-Apr-08	2,407	1,545	862	593	269
Shengshitongda	1-Apr-08	121	121	—	—	—
Wenzhou Rigao	1-Jul-08	7,953	4,527	3,426	2,014	1,412
Wuxi Ruizhong	1-Jul-08	4,529	2,593	1,936	1,255	681
Zhejiang Continental	1-Jun-10	20,308	2,340	17,968	7,806	10,162
Total		$122,535	$83,340	$39,195	$16,969	$22,226

Larry Spirgel

Assistant Director

April 12, 2012

7.	We note your response to comment 18 from our letter dated February 22, 2012 and reissue in part. Amend your disclosure to include the names of the “ex-owners” that will continue to receive the remaining contingent consideration payments, matching the names of the ex-owners to the entities for which they continue to receive payments.

In response to the comment, we respectfully advise the Staff as follows.

		Total contingent consideration and paid up to December 31, 2010		Consideration payable as of December 31, 2010
Acquired Entity	Date Acquired	Contingent consideration	Consideration paid in cash	Consideration payable	Payable in cash	Payable in stock
Xinshichuang(8)	1-Jan-08	$1,148	$981	$167	$167	$—
Jincheng(9)	1-Jan-08	1,058	997	61	61	—
Kaixiang(1)	1-Jan-08	15,396	7,423	7,973	3,953	4,020
Wanshuizhiyuan(2)	1-Jan-08	10,554	8,996	1,558	—	1,558
Shenyang Jingli(7)	1-Jan-08	17,221	15,853	1,368	—	1,368
Haiya(3)	1-Feb-08	8,536	5,662	2,874	1,120	1,754
Botang(4)	1-Apr-08	33,304	32,302	1,002	—	1,002
HK Ad-icon(10)	1-Apr-08	2,407	1,545	862	593	269
Shengshitongda(11)	1-Apr-08	121	121	—	—	—
Wenzhou Rigao(5)	1-Jul-08	7,953	4,527	3,426	2,014	1,412
Wuxi Ruizhong(6)	1-Jul-08	4,529	2,593	1,936	1,255	681
Zhejiang Continental(12)	1-Jun-10	20,308	2,340	17,968	7,806	10,162
Total		$122,535	$83,340	$39,195	$16,969	$22,226

Footnote	Acquired Entity	Ex-Owner of Acquired Entity
(1)	Kai Xiang	Ex-owner A of Kai Xiang
	Kai Xiang	Ex-owner B of Kai Xiang

(2)	Wanshuizhiyuan	Ex-owner A of Wanshuizhiyuan
	Wanshuizhiyuan	Ex-owner B of Wanshuizhiyuan

(3)	Haiya	Ex-owner A of Haiya
	Haiya	Ex-owner B of Haiya

(4)	Botang	Ex-owner A of Botang
	Botang	Ex-owner B of Botang

(5)	Wenzhou Rigao	Ex-owner A of Wenzhou Rigao
	Wenzhou Rigao	Ex-owner B of Wenzhou Rigao

(6)	Wuxi Ruizhong	Ex-owner A of Wuxi Ruizhong
	Wuxi Ruizhong	Ex-owner B of Wuxi Ruizhong
	Wuxi Ruizhong	Ex-owner C of Wuxi Ruizhong
	Wuxi Ruizhong	Ex-owner D of Wuxi Ruizhong

(7)	Shenyang Jingli	Ex-owner A of Shenyang Jingli
	Shenyang Jingli	Ex-owner B of Shenyang Jingli
	Shenyang Jingli	Ex-owner C of Shenyang Jingli

(8)	Xinshichuang	Ex-owner A of Xinshichuang
	Xinshichuang	Ex-owner B of Xinshichuang

(9)	Jincheng	Ex-owner A of Jincheng
	Jincheng	Ex-owner B of Jincheng
	Jincheng	Ex-owner C of Jincheng

(10)	HK Ad-icon	Ex-owner A of HK Ad-icon
	HK Ad-icon	Ex-owner B of HK Ad-icon
	HK Ad-icon	Ex-owner C of HK Ad-icon

(11)	Shengshitongda	Ex-owner A of Shengshitongda

(12)	Zhejiang Continental	Ex-owner A of Zhejiang Continental
	Zhejiang Continental	Ex-owner B of Zhejiang Continental

Larry Spirgel

Assistant Director

April 12, 2012

In response to the comment, we respectuflly advise the staff that in accordance with our prior discussion with the Staff, the names of the ex-owners will be provided on a confidential basis. The Company is providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the Company promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Financial Statements

4. Acquisitions, page F-18

I. 2010 acquisitions, page F-18

8.	We note your response to comment 24 from our letter dated February 22, 2012. Tell us in more detail how you determined the fair value of the contingent consideration including, but not limited to, the valuation technique used and how you evaluated the probability of achieving the required financial performance under the earnout agreements.

In response to the comment, we respectfully advise the Staff as follows.

When we estimate fair value of contingent consideration, we apply the discounted cash flow methodology (i.e. income approach), which views a company as an operating entity with the principal focus of the analysis on the operating entity’s ability to generate debt-free cash flow in the future. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts.

A five-year forecast of operating results was prepared by the ex-shareholders under this income approach and the fair value of the contingent consideration is based on the forecast of operating results of 2010 and 2011 multiplied by a predetermined earn-out multiple.

Since the contingent consideration is based on a fixed formula, we do not need to evaluate the probability of achieving the required financial performance under the earnout/acquisition agreement.

II. 2008 Acquisitions, page F-19

9.	We note your response to comment 26 from our letter dated February 22, 2012. For each acquisition where you recorded an impairment of goodwill right after you recorded the contingent consideration, please reconcile the metrics you used to record the contingent consideration with the fair value of the respective reporting unit used to determine the goodwill impairment.

In response to the comment, we respectfully advise the Staff as follows.

The acquisitions in 2008 (including Wenzhou Rigao, Kaixiang, Wanshuizhiyuan, Haiya, Botang, HK Ad-icon, Wuxi Ruizhong) were accounted for under FAS 141 and recorded goodwill when the contingency is realized in a later period. Due to this accounting rule,

Larry Spirgel

Assistant Director

April 12, 2012

the Company may record impairment of goodwill right after recording the contingent consideration.

As for the methodology for the fair value used to determine the goodwill impairment, we applied the income approach where the discounted cash flow analysis has been performed to estimate the total enterprise value. Under this approach, the free cash flow to the Company was first estimated and then the after tax weighted average cost of capital was used to discount the cash flow to calculate the estimated value. To select the appropriate discount rate, we used both the CAPM model and the build up method and then using the weighted average by capital amount weighting. We then selected the average of both methods to estimate the WACC to arrive at the concluded discount rate of 21.5% as of December 31, 2010.

In response to the Staff’s request on our call, the disclosure below is an example of how we value the contingent consideration and perform goodwill impairment test.

Background

During the year ended December 31, 2008, the Group acquired the advertising businesses of several subsidiaries in the PRC. Pursuant to the acquisition agreements signed with each of the acquired entities’ ex-owners, the purchase consideration would be settled in cash and is contingent based on the operational results that are agreed to and confirmed by the Group and the ex-owners for each individual 12-month period in a 2-year earn-out period following the respective acquisition dates (the “earn-out period”).

In the example below, we use one of our subsidiaries (“Subsidiary A”) to illustrate how we record the contingent consideration and how we determined the fair value (i.e. goodwill impairment) of Subsidiary A.

Payment terms per acquisition agreement of Subsidiary A

	Calculation basis	Amount (In USD’000)	Payment method

Deposit	N/A	USD 1,434	100% Cash

2008 Earn-out	2008 Net Profit x 3.5 - Deposit	Estimated to be USD 5,922	100% Cash

2009 Earn-out	2009 Net Profit x 3.5	Estimated to be USD 8,039	50% Cash, 50% Stock

Larry Spirgel

Assistant Director

April 12, 2012

Contingent considerations per books:

(USD’000)	2008	2009	Total
Net Income before restatement of 2008 financials	2,102	2,297
Applied P/E	3.5	3.5
Calculated Consideration	7,356	8,039	15,394

Goodwill

Total contingent consideration	15,394
Less:
Fair value of net assets acquired, including intangible assets	(387)
Goodwill as of December 31, 2010	15,007	A

Contingent considerations after restatement of 2008 financials:

(USD’000)	2008	2009	Total
Net Income after restatement of 2008 financials	1,919	2,297
Applied P/E	3.5	3.5
Calculated Consideration	6,717	8,039	14,756

As disclosed in the 2009 Annual Report on Form 10-K, the Company’s continued internal analysis in preparation of the 2009 financial statements resulted in management identifying operational issues and accounting irregularities relating to the subsidiaries affecting the financial statements of SearchMedia International for the years ended December 31, 2007 and 2008. These issues included improper revenue recognition and related entity transactions, deficient documentation of transactions, diligence and approval of questionable transactions, and allocation and confirmation of payments made related to acquisitions.

Larry Spirgel

Assistant Director

April 12, 2012

Accordingly, the 2008 income statement of Subsidiary A was restated after the new management team took over the operation of the Group. Since the cash payment was already settled before the restatement was filed in October of 2009, the contingent consideration was recorded based on the original 2008 net income.

Forecast per Goodwill impairment test as of December 31, 2010

	2010	2011	2012	2013	2014	2015
	Actual	Estimated	Estimated	Estimated	Estimated	Estimated
Revenue	4,203	4,287	4,373	4,460	4,549	4,640

Net income	1,142	1,223	1,247	1,272	1,297	1,323

Discount rate	21.5%

Total Enterprise value	7,006

Less: Tangible and intangible assets	-2,457

Goodwill	4,549	B

Goodwill impairment	10,458	A-B

We recognized significant goodwill impairment on the acquired companies right after we recorded the contingent consideration due to the fact that:

1.	Different cash/income streams were applied.

2.	The discount rate we used in our valuation model during our impairment test is 21.5%, which is a prudent assumption.

3.

We accounted for the acquisition under FAS 141 and record goodwill when the contingent consideration is realized. As such, we recorded the 2009 earn-out payment only when the contingency was realized in 2010. As at the year ended December 31, 2010, we performed the goodwill impairment test based on the actual net income in 2010

Larry Spirgel

Assistant Director

April 12, 2012

which is significantly lower than the 2008 and 2009 net income. Accordingly, we revised the future projection of Subsidiary A due to:

-	the acquisition took place before the financial crisis in 2008. The overall business dropped significantly due to the economic downturn;

-	the calculation of the contingent consideration was based on the 2008 net income before the restatement as described above;

-	the ex-owners had less incentive to expand the business after the earn-out period;

-	the synergy of consolidating and integrating multiple acquired businesses is lower than what we expected.

10.	We note your response to comment 29 from our letter dated February 22, 2012. For each acquired subsidiary, please provide us with a detailed analysis on how you considered each of the factors in ASC 805-10-55-25 in your conclusion that the contingent consideration arrangements are not compensatory arrangements.

In response to the comment, we respectfully advise the Staff as follows.

Guidance from ASC 805-10-55-25 provides the following additional factors for evaluating arrangements to determine when it is not otherwise clear whether they represent consideration exchanged for the acquisition or a transaction separate from the business combination. The Company offered and used a consistent methodology and approach in dealing with the employment of the ex-owners as operators at their respective company post-acquisition. The following analysis is applicable for all of our acquired subsidiaries:

Factors	Factors for accrual in purchase accounting

a. Continuing employment	We offered employment contracts to the ex-owners of our acquired subsidiaries at market rate but not all of the ex-owners chose to continue their employment. This indicates that the contingent consideration is additional consideration rather than compensation.

Larry Spirgel

Assistant Director

April 12, 2012

Factors	Factors for accrual in purchase accounting

b. Duration of continuing employment.	The contingent consideration under the acquisition agreements were not affected by the termination of employment. This indicates that the contingent consideration is additional consideration rather than compensation.

c. Level of compensation.	The compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined entity.

d. Incremental payments to employees.	Ex-owners who do not become employees received the same contingent payments on a per-share basis as the ex-owners who become employees of the combined entity.

e. Number of shares owned.	All ex-owners receive the same amount of contingent consideration on a per-share basis.

f. Linkage to the valuation.	The initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquired company and the contingent formula relates to that valuation approach. This linkage between the contingent formula and the valuation suggested that the contingent payments are additional consideration.

g. Formula for determining consideration.	The base contingent consideration is a multiple of net income. That formula for calculating the contingent consideration indicates that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquired company.

To conclude, the ex-owners of our acquired subsidiaries receive the base contingent consideration whether or not they are employed by the Group during the earn-out period. As such, the contingent consideration represents consideration for the acquisitions. Ex-owners who continue employment with the Group typically enter into separate employment agreements at market rate compensation. Payments under these employment agreements are accounted for as compensation expense.

Larry Spirgel

Assistant Director

April 12, 2012

11.	We note your response to comment 31 from our letter dated February 22, 2012. For each acquired subsidiary, please tell us:

i.	the names of the ex-owner, the job position in your company after the acquisition and the salary;

ii.	the term of each of the employment agreements;

iii.	whether the ex-owners have to continue working with the company to get the contingent consideration;

iv.	what will happen if the ex-owner quit working for your company after the first year, will they be entitled to receive the contingent payments?

In response to the part i. and ii. of the comment, we respectfully advise the Staff as follows.

Subsidiary	Name of ex-owners	Job Position	Compensation	Term of employment agreements

Kai Xiang	Ex-owner A Ex-owner B	Ex-owner A serves as the general manager of the Qingdao office and Ex-owner B as the controller of Qingdao office. No employment agreements were signed.

Wanshuizhiyuan	Ex-owner A Ex-owner B	None of the ex-owners are our employees.

Haiya	Ex-owner A Ex-owner B	None of the ex-owners are our employees.

Botang	Ex-owner A	General Manager of the Botang Beijing office.	Salary RMB 360,000/year, bonus in cash and stock at a percentage of net income.	2010.1.1 -2012.12.31

	Ex-owner B	Not an employee.

Wenzhou Rigao	Ex-owner A Ex-owner B	None of the ex-owners are employees.

Wuxi Ruizhong	Ex-owner A Ex-owner B Ex-owner C Ex-owner D	Ex-owner C serves as the general manager of the Wuxi office and Ex-owner D as the deputy manager. No employment agreements were signed.

Shenyang Jingli	Ex-owner A	General manager of the Shenyang office.	Salary RMB 300,000/year, bonus in cash and stock at a percentage of net income.	2010.1.1 -2011.12.31
	Ex-owner B	Deputy manager of the Shenyang office.	Salary RMB 300,000/year, bonus in cash and stock at a percentage of net income.	2010.1.1 -2011.12.31
	Ex-owner C	Not an employee.

In response to the Comment, we respectfully advise the Staff that in accordance with our prior discussion with the Staff, the names of the ex-owners will be provided on a confidential basis. The Company is providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the Company promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Larry Spirgel

Assistant Director

April 12, 2012

iii.	In response to the part iii. of the comment, we respectfully advise the Staff that the ex-owners are not required to continue working with the Company in order to receive the contingent consideration.

iv.	In response to part iv. of the comment, we respectfully advise the Staff that if the ex-owners quit working for the Company, they remain entitled to receive contingent payments.

12.	Refer to your disclosure in the third paragraph of page F-19.

i.	Explain to us why the amendments of the earnout agreements also provided for the extension of the employment agreements of certain key members of management of these subsidiaries.

In response to part i. of the comment, we respectfully advise the Staff as follows.

In order for the Company to maintain continuous and stable operations at the newly acquired subsidiaries, we extended the employment agreements for certain key members of management when we amended the earnout agreements with those individuals. By “key members of management” we refer to ex-owners of the small acquired companies who continue as employees of SearchMedia and manage the operations sold to SearchMedia.

ii.	Tell us who are the key members of management and the related subsidiary.

In response to part ii. of the comment, we respectfully advise the Staff that in accordance with our prior discussion with the Staff, the names of key members of management will be provided on a confidential basis. The Company is providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the Company promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Larry Spirgel

Assistant Director

April 12, 2012

iii.	Tell us how you considered the relationship between these agreements in your conclusion that the contingent consideration arrangements are not compensatory arrangements.

In response to part iii. of the comment, we respectfully advise the Staff as follows.

Based on the analysis disclosed above in Response #10, we have concluded that the contingent consideration arrangements were not compensatory arrangements.

13.	Refer to your disclosure in the fourth paragraph of page F-19. Tell what you mean by:

i.	“[P]rovide guarantee on the realizable price of these stocks based on the financial performance of these companies.”

ii.	“As of December 31, 2010, the Company did not recognize the put options under these agreements as the subsidiaries did not meet the required financial performance.”

In response to the comment, we respectfully advise the Staff that the Company reached agreements with Haiya, Wanshuizhiyuan, Shenyang Jingli, Wenzhou Rigao and Botang to issue stock of the Company for partial payment of the cash consideration. As part of the agreements with those acquired companies, the Company also granted those who accepted the partial stock settlement a put option to sell their stock back to the Company at a fixed price. The Company set conditions for the put option and the put option could only be realized when the subsidiaries meet some required financial performance. As of December 31, 2010, the Company did not recognize the put options under these agreements since the acquired subsidiaries did not meet the required financial performance and consequently the put options have expired.

14.	We note your response to comment 32 from our letter dated February 22, 2012. Please explain to us how the equity holders of the operating companies were the same holders before and after the establishment of the VIE structure.

In response to the comment, we respectfully advise the Staff that Jingli Shanghai was one of our operating companies and was our VIE. The equity holders of Jingli Shanghai were the same before and after the establishment of the VIE structure. We consolidated the results of Jingli Shanghai under the contractual arrangements using the VIE structure. Our other operating companies were acquired in 2008 after the establishment of the VIE structure. The equity holder of the 2008 acquisitions was Jingli Shanghai post acquisition. We consolidated all of the 2008 acquisitions via equity interests.

Larry Spirgel

Assistant Director

April 12, 2012

15.	We note your response to comment 32 from your letter dated February 22, 2012. Tell us in more detail the reasons why it was necessary to extend the loans to the equity shareholders of the VIE.

In response to the comment, we respectfully advise the Staff that applicable PRC laws and regulations require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Upon the merger of SearchMedia International Limited and Ideation Acquisition Corporation, the merged entity had not directly operated an advertising business outside of China and thus could not qualify for the requirement of minimum two years’ experience outside China under PRC regulations. As a result, SearchMedia had to operate its advertising business through its contractual arrangements with its consolidated VIE entity in China, Jingli Shanghai. Jingli Shanghai was owned by two PRC citizens that held the requisite business license to provide advertising services in China. Since SearchMedia did not have any equity interest in Jingli Shanghai, SearchMedia entered into various contractual arrangements including the loans and equity pledge agreements. The loan extended to the equity shareholders of the VIE served the following two purposes: (1) acting as the master and fundamental agreement of a series of agreements for the purpose of controlling the equity shareholders of the VIE, including the equity pledge agreement and the call option agreement; and (2) acting as the channel of funds flowing from SearchMedia to Jingli Shanghai. As included in our March 13, 2012 response, the loans issued to the VIE holders were settled upon termination of the VIE structure together with the assets pledge agreement on December 23, 2011.

16.	We note your response to comment 33 from our letter dated February 22, 2012. Regarding your acquisition in 2010, will the acquisition be rescinded if the earnout provisions are not met?

In response to the comment, we respectfully advise the Staff that the acquisition will not be rescinded if the earnout provisions are not met. The earnout is based on a multiple of net income. If the net income target was not met, the multiple is reduced which will reduce the total purchase consideration however, the earnout amount will not be reduced to zero.

Form 6-K Filed February 8, 2012

17.	We note your response to comment 35 from our letter dated February 22, 2012. Please tell us the date of the SAIC business license which specifically includes advertising. In future filings, please file this license as an exhibit.

In response to the comment, we respectfully advise the Staff that Ad-Icon Shanghai was issued the SAIC business license on December 11, 2009, which was also the date of incorporation of the company.

Larry Spirgel

Assistant Director

April 12, 2012

*          *          *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the staff’s comments. If you have any questions, please contact me at your convenience at wchow@searchmediaholdings.com or 86-21-6227-8018.

Sincerely,

SEARCHMEDIA HOLDINGS LIMITED

/s/ Wilfred Chow

Wilfred Chow

Chief Financial Officer

cc:	United States Securities and Exchange Commission

  Ivette Leon, Assistant Chief Accountant

United States Securities and Exchange Commission

  Carlos Pacho, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

  Kate Beukenkamp, Attorney Advisor

United States Securities and Exchange Commission

  Celeste M. Murphy, Legal Branch Chief

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  Joshua Weingard, Corporate Counsel